FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                  April 2, 2002

                               INFICON Holding AG

                              INFICON Holdings Inc.

                 (Translation of registrant's name into English)

                                  INFICON Inc.
                                  ------------

                              Two Technology Place
                              --------------------

                          East Syracuse, New York 13057
                          -----------------------------

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

This report relates to the Registrant's annual meeting of shareholders for 2002.

I. Annual Meeting of Shareholders.

      The Registrant is holding an annual meeting of its shareholders on May 3, 2002. Pursuant to said annual meeting, the Registrant is extending an invitation to its shareholders. A copy of that invitation is filed as Exhibit 99(1).

II. Enclosure.

      Invitation to annual meeting, filed as Exhibit 99(1).

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 2, 2002                  INFICON Holding AG


                                      By:      /s/ Peter G. Maier
                                         ---------------------------------------
                                      Name: Peter G. Maier
                                      Title: Vice President and Chief Financial
                                             Officer


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